===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------
                                    FORM 11-K
                                  -------------

         |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 2000

                                       OR

         | | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from _______ to _______


                          Commission File No. 001-02217


                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN
                            (Full title of the plan)



                              THE COCA-COLA COMPANY
          (Name of issuer of the securities held pursuant to the plan)

                               One Coca-Cola Plaza
                             Atlanta, Georgia 30313
    (Address of the plan and address of issuer's principal executive offices)

===============================================================================

                              THE COCA-COLA COMPANY
                            THRIFT & INVESTMENT PLAN

                              Financial Statements
                 For the Years Ended December 31, 2000 and 1999
                   Together with Independent Auditors' Report

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

                       Financial Statements and Schedules
                 For the Years Ended December 31, 2000 and 1999


                                Table of Contents


                                                                    Page
                                                                    ----

Independent Auditors' Report                                         1


Statements of Net Assets Available for Benefits                      2


Statement of Changes in Net Assets Available for Benefits            3


Notes to Financial Statements                                        4




                             Supplemental Schedules
                             ----------------------

Schedule H, line 4i - Schedule of Assets (Held at End of Year)      10


Schedule H, line 4j - Schedule of Reportable Transactions           12

To the Corporate Retirement Plan
 Administrative Committee of
 The Coca-Cola Company
The Coca-Cola Company
Atlanta, Georgia


                          Independent Auditors' Report
                          ----------------------------

We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan (the "Plan") as of
December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ BANKS, FINLEY, WHITE & CO.


June 22, 2001

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999


                                                2000                  1999
                                                ----                  ----

ASSETS

Cash                                      $            -        $       346,847

Investments (Note 3)                        1,924,109,881         2,148,700,812

Due from brokers for securities sold                   -                100,094

Accrued interest receivable                        76,740                51,565
                                          ---------------       ---------------

Total assets                                1,924,186,621         2,149,199,318
                                          ---------------       ---------------

LIABILITIES

Due to brokers for securities purchased                -                219,799
                                          ---------------       ---------------

NET ASSETS AVAILABLE FOR BENEFITS         $ 1,924,186,621       $ 2,148,979,519
                                          ===============       ===============




The accompanying notes are an integral part of the financial statements.

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2000


ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
   Dividend income                                      $    19,317,905
   Interest income                                            8,455,779
                                                        ---------------
     Total investment income                                 27,773,684
                                                        ---------------

Net appreciation in fair value of
  investments (Note 3)                                       45,787,390

Contributions:
   Employer                                                  18,955,389
   Participants                                              54,980,052
   Rollovers from other qualified plans                       2,257,417
                                                        ---------------
     Total contributions                                     76,192,858
                                                        ---------------

  Total additions                                           149,753,932
                                                        ---------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Distributions to Participants                               374,546,830
                                                        ---------------

Net decrease in net assets available for benefits          (224,792,898)

Net assets available for benefits, beginning of year      2,148,979,519
                                                        ---------------

NET ASSETS AVAILABLE
 FOR BENEFITS, END OF YEAR                              $ 1,924,186,621
                                                        ===============



The accompanying notes are an integral part of the financial statements.

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

                          Notes to Financial Statements
                           December 31, 2000 and 1999


NOTE 1 - DESCRIPTION OF PLAN

The Coca-Cola Company Thrift & Investment Plan (the "Plan") is a defined contribution pension plan covering a majority of the domestic employees of The Coca-Cola Company and its participating subsidiaries (the "Company"), with the exception of employees represented by bargaining units which have not negotiated coverage and others listed in the Plan document.

Eligible employees can participate in the Plan after completing three months of service. The election to contribute to the Plan by employees ("Participants") is voluntary. Participant contributions are in the form of payroll deductions with the Company currently contributing an amount equal to 100% of the first 3% of compensation contributed by a Participant, subject to certain limitations imposed by the Internal Revenue Code.

Participants may contribute to the Plan with "Before Tax" dollars or "After Tax" dollars. "Before Tax" contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act (FICA) taxes. "Before Tax" and "After Tax" contributions are limited in total to 15% of compensation. For 2000, the maximum "Before Tax" annual contribution amount was $10,500.

Participants may borrow from their account balance subject to certain limitations. Participant loans may be taken from a combination of "Before Tax", "After Tax" and rollover account balances.

All contributions are paid to a trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into any of the following investment funds:

      COMPANY STOCK FUND - Common stock of The Coca-Cola Company with some moderate cash and/or cash equivalent holdings for liquidity purposes.

      STABLE VALUE FUND - High quality fixed income securities (primarily traditional and synthetic Guaranteed Investment Contracts) with short to intermediate term maturities.

      S&P 500 STOCK FUND - Diversified portfolio of stocks listed on the Standard & Poor's 500 Composite Stock Price Index.

      LIFEPATH FUNDS - Five funds maintaining a diversified portfolio of common stocks and bonds. Each fund is designed to maintain a level of risk appropriate to its target date.

All Company contributions are invested in the Company Stock Fund and are immediately vested to the Participants.

Participants are allowed to roll over account balances from other qualified plans or Individual Retirement Accounts into the Plan. Upon retirement, termination or disability, Participants may choose to receive payment from the Plan in a lump sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later).

ADMINISTRATION

The Plan is administered by the Corporate Retirement Plan Administrative Committee of The Coca-Cola Company (the "Committee") which, as administrator, has complete control of and sole discretion over the administration of the Plan. All administrative expenses of the Plan were paid by the Company during 2000.

PARTICIPANT LOANS

The following applies to Participant loans:

(a) The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant's highest outstanding loan balance on any loans during the preceding 12 months.

(b)    The minimum loan amount is $1,000.

(c) The loan interest rate is the prime rate as published in the Wall Street Journal at the inception of the loan.

(d) The loan repayment period is limited to 60 months for a general purpose loan and 180 months for a loan used to purchase or build a principal residence.

VALUATION OF PARTICIPANT ACCOUNTS

Participant account balances are valued based upon the number of units of each investment fund owned by the Participants. Units are revalued on a daily basis to reflect earnings and other transactions. Participant accounts are updated on a daily basis to reflect transactions affecting account balances.

PLAN TERMINATION

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written approval from the Committee. In the event of termination, the Committee may either:

(a)   continue the trust for as long as it considers advisable, or

(b) terminate the trust, pay all expenses from the trust fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Additional information about the Plan is available from the Company's Employee Benefits Department.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are maintained on an accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

VALUATION OF INVESTMENTS

Investments are stated at fair value. The investments in common stock of The Coca-Cola Company and the LifePath Funds are determined at quoted prices in active markets at the last reported sales price on the last business day of the Plan year. The fair value of investments in the S&P 500 Stock Fund is based upon the redemption value of each unit on the last business day of the Plan year. Participant loans are valued based upon remaining unpaid principal balance plus any accrued but unpaid interest.

The Guaranteed Investment Contracts within the Stable Value Fund are reported at contract value, which is equivalent to fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. These investment contracts are fully-benefit responsive, which means Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The weighted-average yield and crediting interest rates for the contracts were both approximately 6.35% for 2000 and 6.32% for 1999.

RECLASSIFICATIONS

Certain reclassifications have been made for the prior year to conform to the current year presentation.


NOTE 3 - INVESTMENTS

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value (as determined by quoted market price) by $45,787,390 as follows:

Common stock of The Coca-Cola Company                  $ 60,466,677
Common/collective trust funds                           (14,679,287)
                                                       ------------
                                                       $ 45,787,390
                                                       ============

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31 is as follows:

                                               2000                 1999
                                               ----                 ----

Common stock of The Coca-Cola Company     $ 1,567,657,645*     $ 1,781,499,535*

*  Includes both participant and nonparticipant-directed investments.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                     December 31,           December 31,
                                         2000                   1999
                                     ------------           ------------

Net assets, at fair value:
  Common stock of The Coca-Cola
   Company                           $ 753,372,896          $ 890,516,512


                                                   Year ended
                                                December 31, 2000
                                                -----------------
Changes in net assets:
  Contributions                                  $  18,955,389
  Dividends                                          9,750,564
  Net appreciation                                  31,595,528
  Distributions to Participants                   (175,701,551)
  Transfers to other investment funds              (21,743,546)
                                                 ------------
     Net decrease in net assets                 ($ 137,143,616)
                                                 =============


NOTE 5 - TRANSACTIONS WITH PARTY-IN-INTEREST

During 2000, the Plan purchased 2,436,275 shares of common stock of The Coca-Cola Company, in market and intra-Plan transactions, with a fair market value of $132,248,631. During 2000, the Plan sold 7,294,083 shares of common stock of The Coca-Cola Company for proceeds of $406,549,569, resulting in a gain of $258,506,067. During 2000, dividends earned by the Plan on shares of common stock of The Coca-Cola Company were $19,317,905. As of December 31, 2000 and 1999, the Plan held 25,725,875 and 30,583,683 shares of common stock of The Coca-Cola Company with a fair market value of $1,567,657,645 and $1,781,499,535, respectively.

The Plan's Stable Value Fund is managed by Merrill Lynch Asset Management. Merrill Lynch Trust Company is the Trustee as defined by the Plan and, therefore, the transactions in the Stable Value Fund qualify as party-in-interest.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986 (the "IRC") and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan obtained its latest determination letter on March 17, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN


         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2000



                                             (c) Description of investment including
     (b) Identity of issue, borrower,             maturity date, rate of interest,                        (e) Current
(a)        lessor or similar party                collateral, par, or maturity value      (d) Cost            value**
---  --------------------------------        ---------------------------------------      -------------   ---------------

     Common Stock:

 *   The Coca-Cola Company                   25,725,875 shares of common stock            $ 559,465,831   $ 1,567,657,645
                                                                                          -------------   ---------------
     Short-Term Investments:

     Merrill Lynch                           10,067,656 units of Retirement
                                               Preservation Trust Fund                       10,067,656        10,067,656

     Merrill Lynch                           18,087,182 units of Retirement
                                               Reserves Fund                                 18,087,182        18,087,182

     Merrill Lynch                           1,927,283 units of Cash Management
                                               Account                                        1,927,283         1,927,283
                                                                                          -------------    --------------

      Total Short-Term Investments                                                           30,082,121        30,082,121
                                                                                          -------------    --------------
     Guaranteed Investment Contracts:

     Allstate                                7.17% annual interest, due 1/31/2001             4,262,471         4,262,471

     Bank of America                         5.95% annual interest, due 9/15/2003             5,055,628         5,055,628

     Bank of America                         6.16% annual interest, due 9/18/2004             5,011,686         5,011,686

     Caisse des Depots                       6.53% annual interest, due 6/30/2002             8,128,221         8,128,221

     Caisse des Depots                       6.44% annual interest, due 7/01/2002             8,257,070         8,257,070

     J.P. Morgan                             5.89% annual interest, due 12/25/2001            4,805,184         4,805,184

     J.P. Morgan                             7.23% annual interest, due 2/07/2003             4,031,391         4,031,391

     J.P. Morgan                             6.48% annual interest, due 2/07/2003               106,042           106,042

     National Westminster Bank               6.33% annual interest, due 7/19/2003             8,808,724         8,808,724

     National Westminster Bank               5.89% annual interest, due 10/25/2003            2,467,070         2,467,070



 *   Party-in-interest

 **  Current value is equivalent to contract value for all Guaranteed Investment
     Contracts.


                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

                    Schedule of Assets (Held at End of Year)
                                December 31, 2000



                                             (c) Description of investment including
        (b) Identity of issue, borrower,          maturity date, rate of interest,                        (e) Current
(a)           lessor or similar party              collateral, par, or maturity value     (d) Cost            value**
---     --------------------------------     ----------------------------------------     -------------    --------------

        Guaranteed Investment Contracts, continued:

        New York Life                        6.12% annual interest, due 11/17/2003        $   2,518,837   $     2,518,837

        Rabobank Nederland                   5.68% annual interest, due 10/25/2002            5,012,061         5,012,061

        Sun America                          6.11% annual interest, due 6/03/2003             2,575,971         2,575,971

        Union Bank of Switzerland            5.76% annual interest, due 1/20/2004             5,119,394         5,119,394

        Union Bank of Switzerland            6.99% annual interest, due 6/01/2004             4,007,991         4,007,991

        Union Bank of Switzerland            6.38% annual interest, due 11/15/2004            5,012,897         5,012,897

        Westdeutsche Landesbank              6.79% annual interest, due 3/17/2003             5,033,491         5,033,491

        Westdeutsche Landesbank              6.27% annual interest, due 4/25/2003             4,186,348         4,186,348
                                                                                          -------------   ---------------
         Total Guaranteed Investment Contracts                                               84,400,477        84,400,477
                                                                                          -------------   ---------------
        Common/Collective Trust Funds:

        Barclay's Global Investors           4,937,595 units of S&P 500 Stock Fund           95,898,546       105,812,652

        Barclay's Global Investors           612,768 units of LifePath Income Fund            7,687,087         8,664,543

        Barclay's Global Investors           708,331 units of LifePath 2010 Fund              9,888,896        11,255,377

        Barclay's Global Investors           3,100,523 units of LifePath 2020 Fund           41,692,611        53,235,986

        Barclay's Global Investors           826,113 units of LifePath 2030 Fund             14,411,783        15,093,081

        Barclay's Global Investors           1,499,073 units of LifePath 2040 Fund           29,482,269        28,842,164
                                                                                          -------------   ---------------
         Total Common/Collective Trust Funds                                                199,061,192       222,903,803
                                                                                          -------------   ---------------
        Loans to Participants                Loans with interest rates ranging from
                                             7.13% to 9.50%                                    N/A             19,065,835
                                                                                          -------------   ---------------
        Total Assets (Held at End of Year)                                                $ 873,009,621   $ 1,924,109,881
                                                                                          =============   ===============

                 THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

            Schedule H, line 4j - Schedule of Reportable Transactions
                      For the Year Ended December 31, 2000


               (b) Description of                                                                      (h) Current
                   asset (include                                          (f) Expense                     value of
(a) Identity       interest rate                                               incurred    (g) Cost        asset on
    of party       and maturity in  (c) Purchase  (d) Selling   (e) Lease      with            of         transaction  (i) Net gain
    involved       case of a loan)      price         price        rental     transaction      asset       date            or (loss)
------------   -------------------  ------------  -----------   ---------  --------------  ---------   --------------  -------------


CATEGORY (iii)-ANY TRANSACTION WITHIN THE PLAN YEAR INVOLVING SECURITIES OF THE SAME ISSUE IF WITHIN
               THE PLAN YEAR ANY SERIES OF TRANSACTIONS AGGREGATE TO MORE THAN 5% OF THE CURRENT VALUE
               OF PLAN ASSETS AT JANUARY 1, 2000.

The Coca-Cola
 Company       Common stock         $ 28,674,260      -           -         $ 31,693       $ 28,705,953 $  28,705,953      -

The Coca-Cola
 Company       Common stock             -         $ 197,445,097   -        $ 134,434       $ 71,946,496 $ 197,579,531  $ 125,633,035


THERE WERE NO CATEGORY (i), (ii) OR (iv) REPORTABLE TRANSACTIONS DURING THE YEAR
ENDED DECEMBER 31, 2000.


                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Corporate Retirement Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  THE COCA-COLA COMPANY
                                   THRIFT & INVESTMENT PLAN
                                      (Name of Plan)



                                  By: /s/ Barbara S. Gilbreath
                                      ------------------------
                                      Barbara S. Gilbreath
                                      Chairman, The Coca-Cola Company Corporate
                                       Retirement Plan Administrative Committee


Date:  June 27, 2001

                                  EXHIBIT INDEX



  Exhibit No.                       Description

    23                    Consent of Independent Auditors